Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 20, 2018

relating to

Preliminary Prospectus Supplement dated September 20, 2018

and Prospectus dated August 6, 2018

Registration Statement No. 333-209889

International Flavors & Fragrances Inc.

€300,000,000 0.500% Senior Notes due 2021

€800,000,000 1.800% Senior Notes due 2026

Pricing Term Sheet

Issuer:	International Flavors & Fragrances Inc.

Securities:	0.500% Senior Notes due 2021 (the “2021 Notes”) 1.800% Senior Notes due 2026 (the “2026 Notes” and, together with the 2021 Notes, the “Notes”)

Format:	SEC registered

Ratings*:	Baa3 (stable) / BBB (stable) (Moody’s / S&P)

Aggregate Principal Amount:	2021 Notes: €300,000,000 2026 Notes: €800,000,000

Maturity Date:	2021 Notes: September 25, 2021 2026 Notes: September 25, 2026

Trade Date:	September 20, 2018

Settlement Date:

September 25, 2018 (T+3).

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof will be required, because the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes on the date hereof, you should consult your own advisors.

Coupon:	2021 Notes: 0.500% 2026 Notes: 1.800%

Interest Payment Dates:	September 25 of each year, beginning on September 25, 2019

Public Offering Price:	2021 Notes: 99.896% of principal amount, plus accrued interest, if any 2026 Notes: 99.911% of principal amount, plus accrued interest, if any

Net Proceeds to Issuer (after underwriting discount):	2021 Notes: €298,338,000 2026 Notes: €794,288,000 Total: €1,092,626,000

Yield to Maturity:	2021 Notes: 0.535% 2026 Notes: 1.812%

Benchmark Security:	2021 Notes: OBL 0.000% due April 9, 2021 (#173) 2026 Notes: DBR 0.000% due August 15, 2026

Benchmark Security Price:	2021 Notes: 101.245% 2026 Notes: 98.14%

Spread to Benchmark Security:	2021 Notes: +102.1 basis points 2026 Notes: +157.4 basis points

Mid-Swap Yield:	2021 Notes: 0.035% 2026 Notes: 0.762%

Spread to Mid-Swap:	2021 Notes: +50 basis points 2026 Notes: +105 basis points

Make-Whole Call:	At any time prior to August 25, 2021, in the case of the 2021 Notes, and June 25, 2026, in the case of the 2026 Notes, at a price equal to greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) a discount rate of Comparable Government Bond Rate plus 15 basis points, in the case of the 2021 Notes, and 25 basis points, in the case of the 2026 Notes, plus accrued and unpaid interest to, but excluding, the date of redemption.

Par Call:	At any time on or after August 25, 2021, in the case of the 2021 Notes, and June 25, 2026, in the case of the 2026 Notes, at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Mandatory Redemption:	If the closing of the merger with Frutarom Industries Ltd. has not occurred on or prior to February 7, 2019, or, if prior to such date, the merger agreement with respect to the merger is terminated, the Company must redeem all of the Notes at a redemption price equal to 101% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Day Count Convention:	Actual/Actual (ICMA)

Expected Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange.

Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

CUSIP / ISIN / Common Code:	2021 Notes: 459506 AG6 / XS1843459865 / 184345986 2026 Notes: 459506 AH4 / XS1843459782 / 184345978

Settlement:	Euroclear/Clearstream

Joint Book-Running Managers:	Morgan Stanley & Co. International plc BNP Paribas Citigroup Global Markets Limited J.P. Morgan Securities plc

Co-Managers:

Citizens Capital Markets, Inc.

ING Bank N.V., Belgian Branch

MUFG Securities EMEA plc

U.S. Bancorp Investments, Inc.

Wells Fargo Securities International Limited

HSBC Securities (USA) Inc.

Standard Chartered Bank

Stabilization:	Stabilization/FCA

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting Morgan Stanley & Co. International plc at +44-207-677-7799; BNP Paribas toll-free at +1 800-854-5674; Citigroup Global Markets Limited toll-free at + 1 800-831-9146; or J.P. Morgan Securities plc collect at +44-207-134-2468.